FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ENERSIS

ANNOUNCES CONSOLIDATED RESULTS

FOR THE PERIOD ENDED SEPTEMBER 30, 2013

Highlights for the Period

➢  Earnings attributable to shareholders of Enersis for the first nine months period ended September 30, 2013 rose by 77% compared to the same period of 2012, to Ch$467,901 million. This is mainly explained by the consolidation of the assets of Conosur resulting from the capital increase and the positive impact of the regulatory recognition of historic higher costs in Edesur, our Argentine distribution company, registered on the second quarter of this year.

➢  Earnings attributable to shareholders of Enersis represent 58% of the total consolidated net income to September 2013, comparing favorably with 42% as of September 2012.

➢  The customer base in our distribution business concession areas over the last twelve months increased by 462 thousand, to a total of over 14 million. Consolidated energy demand in the concession zones operated by Enersis showed an increase of 3.8% over that accumulated to September 2012, demonstrating the region’s strong growth trend.

➢  In the generation business, energy sales reached 43,803 GWh, representing a 1.1% decrease from that to September 2012, meanwhile net production decreased 0.3% to 43,415 GWh. The latter is mainly due to reduced hydroelectric generation in Chile, Brazil, Colombia and Argentina, partially offset by a greater thermal dispatch in Argentina, Chile and Brazil, mostly explained in Chile by the entry of Bocamina II.

➢  The Company’s EBITDA increased by 12.3% to Ch$178,620 million, mainly due to positive results in generation and distribution in Argentina, resulting from the efforts made by the Group on the regulation side and a more efficient generation mix during the period, highlighting the lower costs of LNG and higher dispatch of Bocamina II in Chile.

➢  The Company’s operating result (EBIT) rose by 12.7% to Ch$1,248,758 million.

➢  The net financial loss declined by 40% with respect to that recorded to September 2012, totaling Ch$142,715 million. This positive result was mainly due to higher financial income of Ch$72,589 million as a result of the larger volume of cash following the capital increase in the first quarter of 2013 and higher income in Edesur and lower financial expenses by Ch$25,527 million.

➢  As a result of these variations, net income before taxes was Ch$ 1,133,862 million, equivalent to an increase of 26.6%.

FINANCIAL SUMMARY

➢ Liquidity, a key consideration in our financial management, continues to be in a very solid position, as shown below on a consolidated basis for Enersis,

•      Cash and cash equivalents                                                        US$ 1,655 million

•      Cash and cash equivalent + > 90 days cash investment              US$ 3,848 million

•      Committed credit lines available                                                 US$ 772 million

•      Uncommitted credit lines available                                             US$ 840 million

➢ The nominal interest rate during the period, decreased from 8.9% to 8.2%, influenced by the improvement in credit conditions in all countries in which we operate.

Hedging and protection:

In order to mitigate exchange rate and interest rate risks, Enersis Group has established strict internal rules to protect its cash flows and balance sheet from interest rate and exchange rate effects, as follows:.

•      The Enersis Group’s exchange rate policy is based on its cash flows and seeks to maintain a balance between US dollar indexed flows, and assets and liabilities in that currency. In addition, we have contracted cross-currency swaps for a total amount of US$ 1,428 million and forwards for US$ 1,129 million.

•      In order to reduce volatility in the financial results due to interest rate fluctuations, we seek to maintain a suitably balanced debt structure. We have also contracted interest-rate swaps for US$ 437 million.

MARKETS IN WHICH THE COMPANY OPERATES

Enersis’ business activities are carried out though affiliated companies that operate the different businesses in the five countries in which the Company has presence. The most important businesses for Enersis are electricity generation and distribution.

For the companies Central Dock Sud and Empresa Eléctrica Piura, whose shareholdings were acquired by Enersis in the recent capital increase completed in March 2013, their results and business figures began to be booked in Enersis from April 2013.

The following tables provide some key indicators as of September 30, 2013 and 2012 of the companies in the different countries in which Enersis operates.

Generation Business

Company	Markets	Energy Sales		Market
	in which	(GWh)		Share
	operates	Sep-13	Sep-12	Sep-13	Sep-12

Endesa Chile (1)	SIC & SING Chile	14,728	15,660	31.2%	34.4%
Endesa Costanera	SIN Argentina	6,289	6,687	6.8%	7.4%
El Chocón	SIN Argentina	2,335	2,603	2.5%	2.9%
Dock Sud	SIN Argentina	2,743	-	4.4%	0.0%
Edegel consolidated	SICN Peru	6,645	7,162	25.2%	28.6%
EE. Piura	SICN Peru	408	-	2.3%	0.0%
Emgesa	SIN Colombia	12,103	12,305	18.6%	19.4%
Cachoeira Dourada	SICN Brazil	2,694	3,178	0.8%	1.0%
Endesa Fortaleza	SICN Brazil	2,431	2,124	0.7%	0.6%

Total		50,376	49,719

(1) includes Endesa Chile and its generation subsidiaries in Chile.

Distribution Business

	Energy Sales		Energy Losses		Clients		Clients / Employees
Company	(GWh) ( * )		(%)		(thousand)
	Sep-13	Sep-12	Sep-13	Sep-12	Sep-13	Sep-12	Sep-13	Sep-12

Chilectra (**)	11,337	10,775	5.5%	5.5%	1,679	1,651	2,256	2,253
Edesur	13,492	13,308	11.3%	11.1%	2,437	2,392	769	834
Edelnor	5,258	5,142	8.0%	8.2%	1,237	1,184	2,004	1,964
Ampla	8,157	7,944	20.0%	19.6%	2,781	2,691	2,421	2,312
Coelce	7,885	7,265	12.3%	12.4%	3,465	3,311	2,705	2,551
Codensa	9,932	9,596	7.1%	7.4%	2,657	2,565	2,552	2,520

Total	56,061	54,030	10.6%	10.6%	14,256	13,794	1,782	1,790

(*) Includes final customer sales and tolls. (**) Consolidated data

I.-         FINANCIAL STATEMENTS ANALYSIS

1. -       Analysis of the Income Statement

The net Income attributable to the shareholders of Enersis as of September 30, 2013 was Ch$ 467,901 million, representing a 76.9% increase compared to the same period of 2012, which was Ch$ 264,557 million.

As a result of applying IFRS 11 "Joint Arrangements”, jointly controlled companies, which until the financial statements as of December 31, 2012 were consolidated on a proportional basis, should be recorded retroactively under the equity method from 2013, as required by the new standard for Joint Arrangements that qualify as joint ventures. The companies affected are Centrales Hidroeléctricas de Aysén S.A. and subsidiaries, Inversiones Gas Atacama Holding Ltda. and subsidiaries, Distribuidora Eléctrica de Cundinamarca S.A. and subsidiary, and Transmisora Eléctrica de Quillota Ltda. These changes do not affect the equity or income attributable to the owners of the parent company.

The following compares each item of the income statementf:

CONSOLIDATED INCOME STATEMENT (million Ch$)	Sep-13	Sep-12	Change	% Change

Revenues	4,593,455	4,837,869	(244,414)	(5.1%)
Sales	4,207,544	4,656,891	(449,347)	(9.7%)
Other operating income	385,911	180,978	204,933	113.2%
Procurements and Services	(2,281,414)	(2,760,343)	478,929	17.4%
Energy purchases	(1,341,606)	(1,368,689)	27,083	2.0%
Fuel consumption	(309,856)	(588,260)	278,404	47.3%
Transportation expenses	(289,238)	(363,307)	74,069	20.4%
Other variable costs	(340,714)	(440,087)	99,373	22.6%
Contribution Margin	2,312,041	2,077,526	234,515	11.3%
Personnel costs	(302,543)	(261,544)	(40,999)	(15.7%)
Other fixed operating expenses	(375,353)	(360,457)	(14,896)	(4.1%)
Gross Operating Income (EBITDA)	1,634,145	1,455,525	178,620	12.3%
Depreciation and amortization	(328,252)	(325,137)	(3,115)	(1.0%)
Reversal of impairment profit (impairment loss) recognized in profit or loss	(57,135)	(22,722)	(34,413)	(151.5%)
Operating Income	1,248,758	1,107,666	141,092	12.7%
Net Financial Income	(142,715)	(238,430)	95,715	40.1%
Financial income	194,274	121,685	72,589	59.7%
Financial costs	(312,267)	(337,794)	25,527	7.6%
Gain (Loss) for indexed assets and liabilities	(6,407)	(6,920)	513	7.4%
Foreign currency exchange differences, net	(18,315)	(15,401)	(2,914)	(18.9%)
Other Non Operating Income	27,819	26,772	1,047	3.9%
Net Income From Sale of Assets	13,183	4,502	8,681	192.8%
Share of profit (loss) of associates accounted for using the equity method	14,636	22,270	(7,634)	(34.3%)
Otther Non Operating revenues (expenses)	-	-	-	0.0
Net Income Before Taxes	1,133,862	896,008	237,854	26.6%
Income Tax	(331,238)	(262,084)	(69,154)	(26.4%)
NET INCOME	802,624	633,924	168,700	26.6%
Net Income attributable to owners of parent	467,901	264,557	203,344	76.9%
Net income attributable to non-controlling interest	334,723	369,367	(34,644)	(9.4%)

Earnings per share Ch$ (*)	9.5	8.1	1.4	17.6%

(*) As of September 30th, 2013, there are 49,092,772,762 paid and subscribed shares; as of September 30th, 2012, there were 32,651,166,465 of shares.

Operating income:

Operating income increased by Ch$ 141,092 million in the first nine months of 2013, 12.7% higher than the same period of 2012, passing from Ch$1,107,666 million to Ch$1,248,758 million.

The breakdown of operating revenue and expenses by business line for the periods ended September 30, 2013 and 2012 is as follow:

OPERATING INCOME
BY BUSINESS LINES
(Figures in million Ch$)

	Generation & Transmission		Distribution		Adjustments		Total
	Sep-13	Sep-12	Sep-13	Sep-12	Sep-13	Sep-12	Sep-13	Sep-12

Operating Revenues	1,754,099	1,969,065	3,271,861	3,323,949	(432,505)	(455,145)	4,593,455	4,837,869
Operating Costs	(1,105,624)	(1,387,282)	(2,653,986)	(2,790,847)	414,913	447,926	(3,344,697)	(3,730,203)

Operating Income	648,475	581,783	617,875	533,102	(17,592)	(7,219)	1,248,758	1,107,666

Change in million Ch$ and %	66,692	11.5%	84,773	15.9%	(10,373)	(143.7%)	141,092	12.7%

Generation and transmission business produced operating income of Ch$ 648,475 million, representing a Ch$ 66,692 million increase, equivalent to 11.5%, over the September 2012 period. Physical sales increased by 1.3% to 50,376 GWh (49,719 GWh in 2012).

Operating income for generation and transmission business detailed by country is shown in the following table:

OPERATING INCOME BY COUNTRY
Generation & Transmission
(Figures in million Ch$)

	Chile		Argentina		Brazil		Colombia		Peru		Eliminaciones	Total
	Sep-13	Sep-12	Sep-13	Sep-12	Sep-13	Sep-12	Sep-13	Sep-12	Sep-13	Sep-12		Sep-13	Sep-12

Operating Revenues	690,881	780,609	106,030	291,183	259,788	254,847	476,845	431,825	220,908	211,135		1,754,099	1,969,065

Operating Costs	(524,567)	(666,815)	(94,710)	(284,625)	(140,514)	(125,665)	(204,617)	(174,855)	(141,569)	(135,856)		(1,105,624)	(1,387,282)

Operating Income	166,314	113,794	11,320	6,558	119,274	129,182	272,228	256,970	79,339	75,279		648,475	581,783

Change in million Ch$ and %	52,520	46.2%	4,762	72.6%	(9,908)	(7.7%)	15,258	5.9%	4,060	5.4%		66,692	11.5%

Chile

Operating income in Chile increased by 46.2%, from Ch$ 113.794 million to September 2012 to Ch$ 166,314 million in 2013, mainly the result of lower procurement and services costs of Ch$ 160,211 million, particularly lower fuel costs of Ch$ 93,880 million due to the reduced LNG price and higher coal generation in replacement of more expensive fuels. In addition, there were lower energy purchase costs of Ch$ 54,226 million as a result of the increased thermal generation following the commissioning of Bocamina II which compensated the lower hydroelectric generation related to the drought. There were also reduced transportation expenses of Ch$14,098 million and greater other variable procurement and services costs of Ch$1,943 million. In addition, there were increases in depreciation and impairment losses of Ch$8,958 million, higher personnel expenses of Ch$6,850 million and higher other fixed costs of Ch$2,155 million.

This was partially offset by lower operating revenues of Ch$ 89,728 million, mainly due to reduced energy sales of Ch$120,413 million as a result of a 31.6% reduction in average energy sale price, largely related contract indexation clauses and a 6% reduction in physical sales following the expiry of some non-regulated customer contracts. This was compensated by larger other sales (gas) of Ch$22,205 million and more services provided of Ch$7,982 million.

Argentina

In Argentina, the operating income for the period increased by Ch$ 4,762 million during the period, explained by a Ch$ 20,636 million increase in revenues, mainly including Ch$ 14,358 million received by the Endesa Costanera combined-cycle availability contract, reduced transportation costs of Ch$1,190 million and lower other variable procurement and services costs of Ch$1,209 million, compensated by higher energy purchase costs of  Ch$5,200 million to cover sales contracts. There were also higher personnel expenses of  Ch$5,255 million, greater fixed expenses of Ch$ 2,748 million and a higher charge for depreciation and impairment of Ch$5,070 million, principally in the subsidiary Central Dock Sud.

Endesa Costanera’s operating income in the first nine months of 2013 increased by Ch$ 626 million, compared to a loss of Ch$ 18,279 million for the same period of  2012. This is explained by higher revenues of Ch$ 15,742 million (including the combined-cycle availability contract of Ch$14,358 million), a reduced charge for depreciation and impairment of Ch$1,977 million and reduced other fixed expenses of Ch$1,431 million.

El Chocón’s operating income reached Ch$ 9,580 million in the first nine months of 2013, a 57% decrease from the September 2012 period. This result is mainly explained by a 35% decline in revenues, which totaled Ch$ 26,268 million to September 2013, mainly the result of translation effects, a reduction in the average sale price and a 10.3 % fall in physical sales. Procurement and services costs fell by Ch$1,324 million, mainly due to reduced variable procurements of Ch$1,913 million compensated by higher energy purchases of Ch$331 million and greater transportation costs of Ch$259 million.

As a result of the capital increase of Enersis at the end of the first quarter of 2013, the Argentine subsidiaries Central Dock Sud and Cemsa S.A. became consolidated. The results of these companies are booked from April 2013, contributing Ch$(662 million) and Ch$(437 million) respectively to the operating income for last two quarters.

The effect of translating the financial statements from Argentine pesos to Chilean pesos in both periods led to a 15.7% decrease in Chilean pesos in September 2013, as compared to September 2012.

Brazil:

The operating income of our Brazilian subsidiaries amounted to Ch$ 119,274 million, 7.7% lower than in same period of last year, when the operating result amounted to Ch$ 129,182 million.

The operating income of Cachoeira Dourada was Ch$ 9,927 million lower, mainly due to reduced revenues of Ch$ 19,854 million reflecting reduced energy physical sales of 484 GWh and a lower average sales price.  On the other hand, procurement and services costs declined by Ch$9,869 million, mainly because of reduced transportation expenses of Ch$5,636 million, reduced other variable procurement and services costs of Ch$2,644 million and lower energy purchases of Ch$1,588 million, compensated by higher personnel expenses of Ch$ 501 million. There were also reduced fixed costs of Ch$264 million and a reduced charge for depreciation and asset impairment of Ch$296 million.

The operating income of Endesa Fortaleza (CGTF) amounted to Ch$ 34,875 million, showing an increase of Ch$ 1,995 million as compared to the same period of the previous year. Sales revenues rose by Ch$26,428 million as a result of higher average sales prices in local currency and increased physical sales of 307 GWh, to 2,431 GWh. Procurement and services costs increased by Ch$25,856 million, mainly due to a greater fuel consumption of Ch$16,965 million, increased other variable costs of Ch$11,137 million and reduced energy purchases and transportation expenses of Ch$2,246 million. These increases were partially offset by a reduced charge for depreciation and amortization of Ch$ 670 million, reduced fixed costs of Ch$962 million and higher personnel expenses of Ch$ 208 million.

Our subsidiary CIEN showed a decrease in operating income of Ch$ 2,247 million, reaching Ch$ 24,851 million to September 2013. This is mainly explained by reduced sales revenues of Ch$2,131 million and higher operating expenses of Ch$ 116 million. Both variations are basically due to the effect of the translation to Chilean pesos following the devaluation of the Brazilian real.

The effect of translating the financial statements from Brazilian reals to Chilean pesos in both periods was a 9.7% reduction in Chilean peso terms in September 2013 when compared to September 2012.

Colombia

The operating income of the operations in Colombia grew by 5.9% to Ch$ 272,228 million to September 2013, mainly explained by a 10.4% increase in sales revenues. This increase in revenues of Ch$ 45,020 million is the result of a rise in the average energy sale price, and despite reduced physical sales of 1.6%.

This was partially compensated by a higher energy purchase cost of Ch$35,257 million due to a rise in the spot market energy price and greater physical energy purchases, both associated with the worsened hydrological situation, especially in the first quarter of 2013, higher fuel costs of Ch$ 3,235 million, reduced other variable procurement expenses of Ch$6,834 million, reduced other fixed expenses of Ch$805 million and a lower charge for depreciation and impairment of Ch$1,345 million.

The effect of translating the financial statements from Colombian pesos to Chilean pesos in both periods resulted in a 3.4% decline in Chilean peso terms in September 2013, when compared to September 2012.

Peru

Operating income in Peru totaled Ch$ 79,339 million to September 2013, an increase of 5.4% over the same period of 2012, mainly the result of increased operating revenues of Ch$ 9,773 million. This includes revenues of Ch$ 21,448 million from the Piura subsidiary, a company that entered the consolidation of Enersis following the capital increase at the end of the first quarter of 2013. This was offset by reduced revenues in our subsidiary Edegel, mainly the result of a 7.2% fall in physical energy sales on the expiry of some regulated customer contracts, plus a reduction in the average energy sale price of Ch$10,854 million. The cost of sales rose by Ch$5,713 million due to increased expenses by the Piura subsidiary of Ch$17,364 million, offset by reduced energy purchases of Ch$ 11,647 million by Edegel, reduced fuel consumption of Ch$5,619 million following lower thermal generation, compensated by higher variable procurement expenses of Ch$3,239 million and a higher charge for depreciation and impairment of Ch$3,298 million, mainly reflecting the damage to the turbine of the Santa Rosa thermal plant.

The effect of translating the financial statements from Peruvian soles to Chilean pesos in both periods resulted in a 0.7% decline in Chilean peso terms in September 2013, when compared to September 2012.

The Distribution business showed a Ch$ 84,773 million increase in operating income, a rise of 15.9% to Ch$ 617,875 million. Physical sales amounted to 56,061 GWh, representing an increase of 2,031 GWh, or 3.8%, over the same period of 2012. Our customer base increased by 3.3%, or 462 thousand new customers, amounting to a total of over 14.2 million customers.

The following shows details of the operating income of the distrubution business by country:

OPERATING INCOME BY COUNTRY
Distribution
(Figures in million Ch$)

COUNTRY	Chile		Argentina		Brazil		Colombia		Peru		Total
	Sep-13	Sep-12	Sep-13	Sep-12	Sep-13	Sep-12	Sep-13	Sep-12	Sep-13	Sep-12	Sep-13	Sep-12

Operating Revenues	724,377	744,752	415,053	241,862	1,203,170	1,410,390	628,511	638,354	300,750	288,591	3,271,861	3,323,949

Operating Costs	(619,633)	(639,100)	(306,743)	(277,864)	(1,034,372)	(1,179,323)	(452,926)	(459,108)	(240,312)	(235,452)	(2,653,986)	(2,790,847)

Operating Income	104,744	105,652	108,310	(36,002)	168,798	231,067	175,585	179,246	60,438	53,139	617,875	533,102

Change in million Ch$ and %	(908)	(0.9%)	144,312	400.8%	(62,269)	(26.9%)	(3,661)	(2.0%)	7,299	13.7%	84,773	15.9%

Chile:

In Chile, our subsidiary Chilectra showed an operating income of Ch$ 104,744 million, which represents a decrease of Ch$ 908 million, or 0.9%, compared to the same period of 2012. This is mainly due to reduced operating revenues of Ch$20,375 million, or 2.7%, principally reflecting lower energy sale revenues of Ch$27,645 million as a result of lower average sale prices following the company’s tariff review, applied from November 2012. This was partially compensated by larger physical energy sales of 562 GWh, making a total of 11,337 GWh to September 2013, and higher revenue from other services and other operating income which increased by Ch$7,270 million, principally for energy transmission and higher indemnities received from third parties.

Operating expenses declined by Ch$ 19,467 million, particularly the reduction in energy purchase costs of Ch$23,207 million, compensated by higher personnel expenses of Ch$ 2,576 million, increased transportation expenses of Ch$575 million, higher fixed costs of Ch$309 million, greater other variable procurement and services costs of Ch$111 million and a higher charge for depreciation and impairment of Ch$169 million.

Energy losses remained at 5.5% compared to the same period of 2012, and the number of customers rose by 28 thousand to over 1.67 million.

Argentina:

In Argentina, our subsidiary Edesur produced an increased operating income of Ch$144,312 million, passing from a loss of Ch$36,002 million to September 2012, to income of Ch$108,310 million in 2013.

Resolution 250/2013 was approved in May 2013 by the Secretariat of Energy, which recognizes costs not transferred to tariff since 2007 in connection with the application of the cost monitoring mechanism. This has permitted the booking as other operating income of an increase of Ch$184,458 million over the same period of the previous year. The above has been partially compensated by a reduction in sales revenues of Ch$11,524 million, mainly due to the effect of the translation to Chilean pesos (15.7% less) despite the higher average energy sales prices and greater physical sales.

Fixed operating expenses have also increased by Ch$33,921 million due to an increase in personnel expenses of Ch$ 20,885 million and an increase in other fixed expenses for supplies and contracted services of Ch$13,652 million, which have suffered generalized price increases.

The above was partially compensated by procurement and services costs which decreased by Ch$ 5,042 million, mainly explained by lower energy purchase costs of Ch$ 5,613 million partially offset by higher transportation costs of Ch$571 million.

Physical sales rose by 1.4% to 13,492 GWh as of September 2013. Energy losses were 11.3%, a rise of 0.2 p/p. The number of customers increased by 35 thousand new customers, exceeding 2.43 million in total.

The effect of translating the financial statements from Argentine pesos to Chilean pesos in both periods led to a 15.7% decrease in Chilean pesos in September 2013 as compared to September 2012.

Brazil:

In Brazil, the operating income of our distribution subsidiaries amounted to Ch$ 168,798 million, which is 26.9% lower than that obtained in the same period of 2012. This is mainly due to the effects of the drought affecting Brazil which has increased energy costs. Not all of these extra costs have been recognized in distribution companies’ tariffs yet.

Ampla’s operating income amounted to Ch$ 120,198 million, which compared to the same period of the previous year represents an increase of Ch$ 1,467 million. This is mainly due to reduced procurement and services costs of Ch$ 116,839 million, in particular Ch$ 70,422 million of lower other procurement and services costs and a Ch$ 12,694 million reduction in energy purchase costs. The charge for depreciation and impairment also increased by Ch$14,782 million, and personnel expenses and other fixed costs fell by $1,012 million and Ch$541 million respectively. Operating revenues declined by Ch$102,143 million, or 12.7%, mainly due to the effect of translation to Chilean pesos (9.7% less), making revenues decrease by Ch$78,053 million, plus a reduction in average energy sales prices following a tariff reduction and despite a rise of 2.7% in physical sales to 8,157 GWh. Energy losses increased by 0.4 p.p., from 19.6% to 20.0%.  The number of Ampla’s customers increased by 90 thousand, reaching over 2.78 million customers.

Coelce’s operating income decreased by 56.7%, or Ch$63,736 million, to Ch$ 48,600 million. Operating revenues fell by Ch$ 105,077 million, mainly due to the effect of translation to Chilean pesos (9.7% less), making revenues decrease by Ch$59,042 million, plus a reduction in the average sale price following the tariff reduction and despite a significant increase in physical sales. This was partially compensated by the reduction in procurement and services costs of Ch$48,114 million, in particular the reduction in other variable costs of Ch$35,546 million, reduced transportation costs of Ch$15,865 million and an increase in energy purchase costs of Ch$3,297 million. The charge for depreciation and impairment increased by Ch$10,843 million, fixed costs declined by Ch$3,229 million and personnel expenses decreased by Ch$841 million.

Physical sales amounted to 7,885 GWh, an 8.53% increase over September 2012. Energy losses declined by 0.1 p.p. up to 12.3% and the number of customers rose by 154 thousand, reaching more than 3.46 million customers.

Colombia:

In Colombia, Codensa’s operating income was Ch$ 175,585 million, a decrease of Ch$ 3,661 million. This was explained by a reduction of Ch$ 9,843 million in operating revenues, basically due to the effect of translation to Chilean pesos (3.4% less) which reduced operating revenues by Ch$21,933 million, partially compensated by higher physical sales and greater industrial demand.

Operating costs fell by Ch$6,184 million due to reduced procurement and services costs of Ch$4,251 million, mainly explained by lower energy transportation costs by Ch$3,438 million and reduced energy purchase costs of Ch$1,307 million, compensated by other higher procurement costs of Ch$494 million. In addition, the charge for depreciation and impairment declined by Ch$3,012 million and fixed costs rose by Ch$1,164 million.

Physical sales grew by 3.5% to 9,932 GWh in the period. Energy losses dropped by 0.3 p.p. to 7.1% and the number of customers increased by 91 thousand, reaching more than 2.66 million customers.

The effect of translating the financial statements from Colombian pesos to Chilean pesos in both periods was negative, resulting in a 3.4% decline in Chilean peso terms in September 2013 as compared to September 2012.

Peru:

Our subsidiary Edelnor reported operating income of Ch$ 60,438 million, an increase of Ch$ 7,299 million over the same period of 2012. This was explained by an increase in operating revenues of Ch$ 12,159 million, mainly due to higher physical sales and other services.  This was partially offset by higher procurement and services costs of Ch$6,342 million, mainly due to an increase in energy purchase costs of Ch$7,173 million and a reduction in other variable costs of Ch$ 831 million. There were also lower fixed costs of Ch$2,305 million, a reduced charge for depreciation and impairment of Ch$180 million and higher personnel expenses of Ch$1,004 million.

Physical sales increased by 116 GWh to 5,258 GWh at September 2013. Energy losses showed a reduction of 0.2 p/p to 8.0% in the current period. The number of customers expanded by 53 thousand, to exceed 1.23 million customers.

The effect of translating the financial statements from Peruvian soles to Chilean pesos in both periods resulted in a 0.7% decrease in Chilean peso terms in September 2013, as compared to September 2012.

The following summarizes the revenues, operating costs and operating income of the Enersis Group subsidiaries for the periods ended September 2013 and 2012:

Operating Income Detail
(Figures in million Ch$)

	September 2013			September 2012
Company	Operating Revenues	Operating Costs	Operating Income	Operating Revenues	Operating Costs	Operating Income

Endesa Chile consolidated	1,460,088	(931,580)	528,508	1,719,310	(1,264,239)	455,071
Cachoeira Dourada	88,338	(26,524)	61,814	108,192	(36,451)	71,741
CGTF	123,850	(88,975)	34,875	97,422	(64,542)	32,880
Cien	50,984	(26,133)	24,851	53,115	(26,017)	27,098
Chilectra S.A.	724,377	(619,633)	104,744	744,752	(639,100)	105,652
Edesur S.A.	415,053	(306,743)	108,310	241,862	(277,864)	(36,002)
Edelnor S.A.	300,750	(240,314)	60,436	288,591	(235,452)	53,139
Ampla	700,841	(580,643)	120,198	802,984	(684,253)	118,731
Coelce	502,329	(453,729)	48,600	607,406	(495,070)	112,336
Codensa S.A.	628,511	(452,924)	175,587	638,354	(459,108)	179,246
Inmob. Manso de Velasco Ltda.	12,235	(5,134)	7,101	9,233	(3,706)	5,527
ICT	4,234	(5,045)	(811)	4,011	(4,262)	(251)
Cemsa	1,110	(1,547)	(437)	-	-	-
Dock Sud	20,601	(21,263)	(662)	-	-	-
EE Piura	21,448	(17,364)	4,084	-	-	-
Holding Enersis y soc. inversión	27,538	(46,727)	(19,189)	27,346	(41,770)	(14,424)

Consolidation Adjustments	(488,832)	479,581	(9,251)	(504,709)	501,631	(3,078)

Total	4,593,455	(3,344,697)	1,248,758	4,837,869	(3,730,203)	1,107,666

Financial Results

The net financial result was a loss of Ch$ 142,715 million, a reduction of Ch$ 95,715 million, or 40.1%, compared to the same period of 2012.

This is mainly explained as follows:

Higher financial income of Ch$ 72,589 million, as a consequence of the revaluation in Brazil of unamortized assets at the end of the concession in Ampla and Coelce to new replacement value depreciated by Ch$ 37,095 million, higher income in Edesur of Ch$ 26,778 million due to the financial effects of the application of Resolution 250/13, and higher income in Enersis of Ch$ 24,174 million from investments deriving from the capital increase. This was partially offset by lower income from agreements and financing of Ch$ 5,827 million, lower cash deposits of Ch$ 1,699 million, lower revenues by judicial deposits reversal in Brazil of Ch$ 5,210 million, and lower other income of Ch$ 2,722 million.

Lower financial expenses of Ch$25,527 million as a result of reduced contingencies revaluation of Ch$ 6,256 million and a decrease in financial costs on bank loans of Ch$ 10,799 million and bonds of Ch$ 7,940 million, plus a reduced charge for the valuation of derivatives at fair value of Ch$ 691 million.

Lower charge for indexation adjustments of Ch$ 513 million due to the effect produced by variations in the value of the Unidad de Fomento UF1 with respect to UF denominated debt of some companies in Chile. This as a result that in this period the UF increased its value by 1.1% compared with the 1.35% increase during the same period of last year.

Higher charge for exchange differences of Ch$2,914 million, mainly explained by the effects of gains or losses deriving from variations in exchange rates, on cash and cash equivalents of Ch$ 1,798 million, accounts receivable and financial assets in US dollars of Ch$ 8,067 million and losses on US dollar liabilities of Ch$ 12,779 million.

Asset sales

The gain on asset sales was Ch$ 8,681 million due to that on transmission line sales of Ch$ 2,533 million, sale of land of Ch$ 4,374 million and other sales of Ch$ 1,774 million.

Corporate Taxes

Corporate income tax shows an increased charge of Ch$69,154 million, mainly due to higher taxes in Enersis of Ch$47,675 million, Inversiones Sudamérica of Ch$7,144 million and Endesa Chile of Ch$47,739 million. This was partially compensated by a reduction in Pehuenche of Ch$34.317 million.

ANALYSIS OF FINANCIAL POSITION STATEMENT

Assets (million Ch$)	Sep-13	dec-12	Change	% Change

Current Assets	3,263,328	2,290,189	973,139	42.5%
Non Current Assets	10,987,243	10,956,303	30,940	0.3%

Total Assets	14,250,571	13,246,492	1,004,079	7.6%

The Company’s total assets as of September 2013 showed an increase of Ch$1,004,079 million over December 2012, mainly due to:

➢  Current assets increased by Ch$ 973,139, equivalent to 42.5% million, as a result of:

❖  Increase in cash and cash equivalents of Ch$ 507,967 million, mainly because of increases in Enersis of Ch$ 341,702 million following the capital increase completed in March 2013, in Emgesa of Ch$ 113,701 million following a bond issue, in Cachoeira Dourada of Ch$ 54,096 million due to greater cash generation, in Coelce and Ampla Energía following the collection of energy surcharges of Ch$18,538 million and Ch$19,520 million respectively, and an increase through the consolidation in the financial statements of Enersis of companies contributed as part of the capital increase, including the balances of Dock Sud of Ch$3,857 million, Empresa Eléctrica de Piura of Ch$4,284 million and Cemsa of Ch$2,437 million. The above was partially compensated by the reduction in Codensa of Ch$31,091 million due to dividend payments and unsecured obligations, in Edegel of Ch$12,667 million due to loan repayments, and in Edelnor of Ch$8,047 million due to payments to suppliers.

1 Unidad de Fomento: Chilean inflation-indexed, peso-denominated monetary unit

❖  Increase in other current financial assets of Ch$ 439,478 million due to increases in Enersis of Ch$ 441,149 million with respect to investments in time deposits with maturities over  90 days of part of the cash received from the capital increase, in Endesa Brasil Group of Ch$ 34,485 million relating to investments in financial instruments, in Endesa Chile of Ch$ 9,825 million for the valuation at fair value of forwards and in Edelnor of Ch$3,832 million following the transfer from long term of interest-rate hedge instruments. This was partially offset by decreases in Codensa and Emgesa of Ch$ 50,868 million due to liquidation of deposits with maturities of over 90 days

❖  Increase in other current non-financial assets of Ch$ 12,284 million, mainly due to increases in Ampla Energía of Ch$4,257 million following an increase in services provided to third parties, Coelce of Ch$591 million due to advance payments, Prátil of Ch$890 million for an increase in services, Cachoeira Dourada of Ch$811 million for advances and a larger investment in research and development projects, and the incorporation of Empresa Eléctrica de Piura of Ch$4,733 million and Dock Sud of Ch$1,116 million.

❖  Increase in current tax assets of Ch$11,880 million, mainly due to the consolidation in the Group’s financial statements of the companies contributed in the capital increase of Enersis, including the balances of Cemsa for Ch$5,354 million, Empresa Eléctrica de Piura for Ch$3,532 million, Dock Sud for Ch$1,585 million and Generalima for Ch$812 million.

➢  Increase in non-current assets of Ch$30,940 million, equivalent to 0.3%, mainly due to:

❖  Increase in property, plant and equipment of Ch$ 101,595 million mainly explained by new investments of Ch$ 396,777 million, the incorporation of the companies included in Enersis’s capital increase of Ch$ 114,175 million and others of Ch$ 12,402 million. This was partially offset by a decrease reflecting the translation effects of the companies’ different functional currencies of Ch$ 157,079 million, amortization and depreciation for the period of Ch$ 252,200 million and impairments and retirements of fixed assets of Ch$ 12,480 million.

❖  Increase in other non-current financial assets of Ch$ 62,861 million due to increases in Ampla and Coelce of Ch$ 58,272 million for an increase in financial assets under ChFRS 12, and in Enersis of Ch$ 12,764 million, partially offset by reductions in Endesa Chile of Ch$ 4,258 million due to the valuation at fair value of derivatives, and in Edelnor of Ch$ 3,184 million following transfers to short term of derivatives.

❖  Increase in non-current receivables of Ch$ 27,446 million, due mainly to the incorporation in the financial statements of Dock Sud for Ch$ 28,731 million, which includes the account receivable from Foninvemem, increases in CIEN of Ch$ 4,991 million and in Ampla of Ch$ 4,919 million, following the transfer of accounts receivable to long term, partially offset by reductions in El Chocón and Endesa Costanera of Ch$ 7,084 million and Ch$ 5,144 respectively, following the transfer to short term of the balance of Foninvemem payments.

The above were partially offset by:

❖  Decrease in deferred tax assets of Ch$ 93,337 million, mainly due to compensation of deferred tax assets and liabilities from the Brazilian subsidiaries Ampla, Coelce, and Cien of Ch$ 88,031 million, plus decreases in Enersis of Ch$ 1,756 million and Codensa of Ch$ 3,650 million.

❖  Decrease in intangible assets other than goodwill of Ch$ 56,328 million, mainly explained by amortization in the period of Ch$ 76,052 million, impairment and retirements of assets of Ch$29,205 million, translation effects of Ch$45,639 million and others of Ch$28,439 million. This was partially offset by the increase in new investments of Ch$120,132 million and the incorporation of new companies into the Enersis Group of Ch$2,875 million.

❖  Decrease in other non-current non-financial assets of Ch$8,635 million, mainly relating to Ampla Energía of Ch$6,971 million, for a reduction in guarantees, and in Codensa of Ch$1,075 million.

Liabilities (million Ch$)	Sep-13	dec-12	Change	% Change

Current Liabilities	2,379,710	2,346,731	32,979	1.4%
Non Current Liabilities	3,474,565	3,941,554	(466,989)	(11.8%)
Total Shareholders' Equity	8,396,296	6,958,207	1,438,089	20.7%
Attributable to shareholders of the company	6,160,928	3,893,799	2,267,129	58.2%
Attributable to minority interest	2,235,368	3,064,408	(829,040)	(27.1%)

Total Liabilities and Shareholders' equity	14,250,571	13,246,492	1,004,079	7.6%

The Company’s total liabilities and shareholders’ equity increased by Ch$ 1,004,079 million compared to the position as of December 2012. This is mainly explained by an increase of Ch$ 1,438,089 million in  shareholders’ equity and an increase of Ch$ 32,979 million in current liabilities, partially offset by a Ch$ 466,989 million decrease in non-current liabilities

➢  Current liabilities increased by Ch$ 32,979 million, equivalent to 1.4%, mainly due to:

❖  Increase of other current financial liabilities of Ch$ 298,836 million, due to increases in Enersis of Ch$ 304,871 million because of the transfer of US$ debt and swaps from long term, and in Codensa of Ch$ 42,857 million, for the transfer from long term net of debt repayments. This was offset by reductions in Endesa Chile of Ch$ 93,940 million, from bond repayments net of transfers of debt from long term, plus the effect of the incorporation in the consolidated financial statements of Enersis of the companies contributed in the capital increase, including the balances of Dock Sud of Ch$45,560 million and Empresa Eléctrica de Piura of Ch$4,502 million.

❖  Increase in other current non-financial assets of Ch$8,186 million, mainly coming from Endesa Chile with Ch$8,308 million due to the booking of deferred income following an amendment to the gas contract with YPF, plus transfers from long term of the capital tax of Emgesa of Ch$11,708 million and Codensa of Ch$7,539 million.

These increases in current liabilities were partially offset by:

❖  Decrease in trade creditors and other accounts payable of Ch$ 170,487 million mainly due to the decrease in goods and services account payables of Ch$ 197,324 million, including Ch$ 83,950 million for the compensation from the PUREE fund for the asset recognized by MMC by Resolution 250/13 in Edesur. This was partially offset by increases in dividends payable of Ch$ 19,382 million, a decrease in fuel, gas and energy suppliers of Ch$ 9,561 million and an increase in accounts and fines payable of Ch$ 12,260 million.

❖  Decrease in accounts payable to related companies of Ch$ 82,133 million mainly due to dividend payments to Endesa Latinoamérica of Ch$ 87,286 million, a reduction in the account payable to Cemsa of Ch$ 27,830 million following its consolidation into Enersis, and a reduced balance due to GNL Chile of Ch$ 25,441 million. This was partially offset by the increase in loans following the incorporation of Dock Sud into Enersis of Ch$ 55,325 million.

❖  Reduction in current tax liabilities of Ch$ 17,464 million due to the decrease in tax payments in Emgesa of Ch$ 11,348 million, in Codensa of Ch$ 25,696 million, in Pehuenche of Ch$ 9,686 million and in Coelce of Ch$ 6,154 million, partially offset by increases in Enersis of Ch$ 19,851 million due to the translation effect of foreign investments, in Edesa Eco of Ch$ 8,437 million and in Chilectra of Ch$8,190 million due to the increase in VAT payable.

➢  Non-Current liabilities decreased by Ch$ 466,989 million, equivalent to 11.8%, mainly explained by:

❖  Decrease in other non-current financial liabilities (financial debt and derivatives) of Ch$ 346,981 million, mainly in Enersis of Ch$ 304,871 million, due to transfer to short term of US$ denominated bonds and swaps, in Endesa Chile of Ch$ 85,807 million due to transfer to short term and translation effects, in Codensa of Ch$ 71,997 million due to transfer to short term and translation effects, in Edelnor of Ch$ 9,867 million due to transfers to short term, translation effects and new bond issue, and in Edegel of Ch$ 8,377 million due to transfer to short term and translation effects. This was partially offset by the incorporation of Empresa Eléctrica de Piura of Ch$ 42,496 million, and in Emgesa of Ch$92,725 million due to translation effects, transfer of debt to short term and a new bond issue.

❖  Decrease of deferred tax liabilities of Ch$ 106,131 million mainly due to compensation of deferred taxes of assets and liabilities of the Brazilian subsidiaries Ampla, Coelce and CIEN of Ch$ 88,031 million and decreases in Endesa Chile of Ch$ 4,164 million and in Edelnor of Ch$ 5,313 million.

❖  Decrease in other non-current non-financial liabilities of Ch$20,520 million caused by the transfer to short term of quotas of capital tax in Emgesa of Ch$ 11,708 million and Codensa of Ch$ 7,539 million.

These were partially offset by:

❖  Increase in other non-current provisions of Ch$13,511 million, mainly due to the increase in provisions for legal claims in Coelce for Ch$4,502 millions, the incorporation of Dock Sud for Ch$4,959 million and increases in Edesur of Ch$641 million and in Ampla of Ch$311 million, plus an increase in Codensa for dismantling provisions of Ch$1,638 million.

➢  The shareholders’ equity increased by Ch$1,438,089 million over December 2012.

❖  The part attributable to shareholders of the Company increased by Ch$ 2,267,129 million, explained mainly by the increase in paid capital of Ch$ 2,844,398 million, the net income for the period of Ch$ 467,901 million, partially offset by the final dividend of Ch$ 75,470 million and negative reserves of Ch$ 969,700 million. The variation in reserves is explained mainly by the effect on reserves of the difference between the book value and the contribution value of the assets contributed in the capital increase operation of Ch$ 855,970 million, negative translation differences in the period of Ch$ 81,310 million, capital increase expenses of Ch 13,100 million net of the premium obtained in the share placement and the reduction in hedge reserves of Ch$ 19,592 million.

❖  Non-controller participations decreased by CH$ 829,040 million, mainly explained by the reduction in minorities due to the contribution in in the companies made by the capital increase of Ch$ 752,201 million and dividends of Ch$ 337,346 million, partially offset by the comprehensive result for the period of Ch$ 260,507 million.

Changes in the main financial indicators are as follows:

Indicator		Unit	Sep-13	dec-12	Sep-12	Change	% Change

Liquidity	Current liquidity	Times	1.37	0.98	-	0.39	39.8%
	Acid ratio test (1)	Times	1.34	0.94	-	0.40	42.6%
	Working Capítal	MM$	883,618	(56,542)	-	940,160	N/A
Leverage	Leverage	Times	0.70	0.90	-	(0.20)	(22.2%)
	Short Term Debt	%	40.7%	37.3%	-	3.3%	8.9%
	Long Term Debt	%	59.4%	62.7%	-	(3.3%)	(5.3%)
	Financial Expenses Coverage (2)	Times	4.85	-	4.04	0.81	20.0%
Profitability	Operating Income/Operating Revenues	%	27.2%	-	22.9%	4.3%	18.7%
	ROE (annualized)%		11.7%	-	8.4%	3.3%	39.7%
	ROA (annualized)%		7.9%	-	6.2%	1.7%	26.7%

(1) Current assets net from inventories and advanced payments (2) Considers EBITDA divided by financial expenses

The liquidity ratio as of September 2013 was 1.37 times, showing a 39.8% increase over December 2012. This reflects the cash received in the capital increase completed on March 28, 2013 which leaves the company in an excellent liquidity position.

The leverage ratio is 0.70 times as of September 30, 2013, reducing by 22.2% compared to December  2012, reflecting the equity increase as a result of the capital increase.

The financial expense coverage ratio shows an increase of 0.81 times, equivalent to 20.0%, moving from 4.04 times in September 2012 to 4.85 times in September 2013. This is the result of the increase in EBITDA and the decrease in the company’s financial costs in this period.

The profitability indicator, being operating income over operating revenues, increased 18.7% to 27.2% as of September 2013.

The annualized return on equity of the shareholders of the Company is 11.7%, with a 39.7% increase compared to September 2012 when it was 8.4%. This was a consequence of the increase in shareholder’s equity due to the capital increase operation, and the improved results for the period.

The annualized return on assets moved from 6.2% in September 2012 to 7.9% in September 2013 as a result of the increase of the company’s assets mainly due to the capital increase and to the improved results obtained in this period.

MAIN CASH FLOWS

The Company generated a positive net cash flow during the period of Ch$ 532,536 million, comprised as follows:

Cash Flow (million Ch$)	Sep-13	Sep-12	Change	% Change

From Operating Activities	1,038,299	989,335	48,964	4.9%
From Investing Activities	(904,109)	(487,938)	(416,171)	(85.3%)
From Financing Activities	398,346	(875,417)	1,273,763	145.5%

Net Cash Flow	532,536	(374,020)	906,556	(242.4%)

Operating activities generated a positive net cash flow of Ch$ 1,038,299 million to September 2013, showing an increase of 4.9% over the same period of the year before.

This is mainly composed of cash receipts from sales and other revenues of Ch$ 5,182,562 million and other operating inflows of Ch$ 462,317 million, partially offset by payments to suppliers of Ch$ 2,852,810 million, payments to employees of Ch$ 330,200 million and other operating payments of Ch$ 1,423,570 million

Investment activities generated a negative net cash flow of Ch$ 904,109 million, a decrease in cash of 85.3% or Ch$ 416,171 million compared to the same period of 2012. These disbursements relate to investments in time deposits of 90 days or more of Ch$ 417,750 million, the incorporation of intangible assets (ChFRS 12) of Ch$ 126,443 million, increase in investment in the associate Hidroaysén of Ch$ 5,085 million and other cash outflows of Ch$ 1,904 million, offset by interest received of Ch$ 63,054 million and dividends received of Ch$ 7,824 million.

Financing activities generated a net positive cash flow of Ch$ 398,346 million, mainly due to the issuance of new shares of Ch$ 1,126,117 million and loans drawn of Ch$ 332,642 million. This was offset by dividend payments of Ch$ 385,435 million, loan repayments of Ch$ 472,624 million, interest payments of Ch$ 173,766 million and other financing disbursements of Ch$ 28,588 million.

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million Ch$)

Company	Payments for additions of Fixed Assets		Depreciation
	Sep-13	Sep-12	Sep-13	Sep-12

Endesa Chile	205,052	170,369	141,446	136,638
Cachoeira Dourada	4,799	4,261	4,391	4,687
CGTF	8,427	2,681	4,515	5,185
CIEN	3,890	2,498	10,213	10,955
Chilectra S.A.	31,418	35,167	18,538	19,127
Edesur S.A.	80,605	68,867	9,777	10,978
Edelnor S.A.	40,791	35,613	17,535	17,489
Ampla (*)	81,907	83,683	41,887	44,893
Coelce (*)	44,536	58,246	26,587	24,235
Codensa S.A.	45,931	46,523	46,798	49,620
Inmobiliaria Manso de Velasco Ltda.	119	175	194	195
Holding Enersis and investment companies	2,773	879	1,063	1,135
Cemsa	-	-	23	-
Dock Sud	-	-	3,686	-
EE Piura	-	-	1,599	-

Total	550,248	508,962	328,252	325,137

(*) Includes intangible assets concessions

MAIN RISKS RELATED TO THE ACTIVITY OF THE ENERSIS GROUP

The Group’s activities are subject to a broad combination of governmental standards. Any modification of these may affect its activities, economic situation and operating results.

The Group’s operative subsidiaries are subject to a broad range of regulations relating to tariffs and other aspects that regulate their activities, both in Chile and in the other countries where they operate. The introduction of new laws or regulations, or their modification, could affect their activities, economic situation and operating results.

These new laws or regulations occasionally modify regulatory aspects that might affect existing rights, in which case they could have adverse effects on the group’s future results.

The Group’s activities are subject to broad environmental regulations that Enersis is constantly complying with. Possible modifications that are introduced in these matters could affect the activities, economic situation and operating results.

Enersis and its operative subsidiaries are subject to environmental regulations which, among other things, require the company to conduct environmental impact studies for future projects, obtain permits, licenses and other authorizations and comply with all the requirements of those licenses, permits and regulations. As in any other regulated company, Enersis cannot guarantee that:

•        The public authorities are going to approve such environmental impact studies.

•        Public opposition may not cause delays or modifications to any proposed project

•        Laws or regulations will not change or be interpreted in a manner that could adversely affect the operations, plants or plans for the Group companies.

The Group’s commercial activity has been planned to moderate possible impacts resulting from changes in hydrological conditions.

Enersis group’s operations include hydroelectric generation and therefore depend on the hydrological conditions at any one time in the broad geographical zones where its hydroelectric generation installations are located. If hydrological conditions produce droughts or other conditions that negatively affect hydroelectric generation, the results could be adversely affected. Enersis has therefore defined as an essential part of its commercial policy not to contract 100% of its total capacity. The electricity business is also affected by atmospheric conditions like average temperatures which govern consumption. The different weather conditions can produce differences in the margin obtained by the business.

The financial position and results of operations could be adversely affected if risk exposure to interest rates, commodity prices and exchange rates is not effectively managed.

Interest Rate Risk

Interest rate variations modify the fair value of those assets and liabilities that accrue a fixed interest rate, as well as the future flows of assets and liabilities based on a variable interest rate.

The objective of the management of interest rate risk is to obtain a balance in the debt structure that permits minimizing the cost of the debt with a reduced volatility in the statement of income.

In compliance with the current interest rate hedging policy, the portion of fixed and/or hedged debt to total net debt was 65% as of September 30, 2013.

Depending on the Group’s estimates and debt structure objectives, hedging transactions are carried out by contracting derivatives that mitigate these risks. The instruments currently used in compliance with the policy are interest-rate swaps that convert variable to fixed rates.

The structure of Enersis Group’s financial debt by fixed, hedged and variable interest rates, and after the derivatives contracted, is as follows:

Net Position:

	30-09-2013%	31-12-2012%	01-01-2012%
Fixed Interest Rate	65%	60%	61%
Variable Interest Rate	35%	40%	39%
Total	100%	100%	100%

Exchange Risk

Exchange risks are mainly related to the following transactions:

  Debt contracted by Group companies in currencies other than those to which their cash flows are indexed
  Payments for the acquisition of project-related materials and payments of insurance premiums in currencies other than those to which their cash flows are indexed
  Revenues of Group companies that are directly linked to dollar fluctuations
  Cash flows from foreign subsidiaries to their parents exposed to exchange rate fluctuations.

In order to mitigate exchange risk, the exchange rate hedging policy of the Enersis Group is based on cash flows and seeks to maintain a balance between dollar-indexed flows and the levels of assets and liabilities in that currency. The objective is to minimize exposure of cash flows to variations in the exchange rate.

Cross-currency swaps and forward exchange contracts are the instruments currently used in complying with this policy. The policy also seeks to refinance debt in each company’s functional currency.

Commodity Risk.

The Enersis Group is exposed to a price fluctuation risk with some commodities, basically through

  Fuel purchases for electricity generation
  Energy trading on the local markets.

In order to reduce risks in extreme drought conditions, the Company has designed a commercial policy that defines sales commitment levels consistent with the capacity of its generating plants in a dry year, and includes risk-mitigation clauses in some non-regulated customers’ contracts.

In view of the operative conditions faced by the electricity generation market in Chile, like drought and volatile commodity prices on the international market, the Company is constantly reviewing the convenience of contracting hedges to mitigate the effects of these price variations on its results. As of September 30, 2013 there are no commodity hedges outstanding. As of December 31, 2012, there were swap transactions for 462 barrels of Brent oil for January 2013 and 365 thousand tons of coal for the period January-June 2013. (There were no hedges outstanding as of January 1, 2012).

These hedges may be modified, or include other commodities, depending on the operative conditions which are constantly reviewed (see Note 20.3).

Liquidity Risk.

The Group maintains a consistent liquidity policy for contracting committed long-term credit facilities and short-term financial investments, for the amounts necessary to support projected needs for a period, according to the situation and expectations in the debt and capital markets.

These projected needs include the maturities of net financial debt, i.e. after financial derivatives. For further details about the characteristics and conditions of the financial debt and financial derivatives, see Notes 18 and 20 and Appendix 4.

As of September 30, 2013, the Enersis Group shows a liquidity of ThCh$ 1,323,798,868 in cash and cash equivalents and ThCh$ 215,952,009 in available committed long-term credit lines. As of December 31, 2012, the Enersis Group had a liquidity position of ThCh$ 815,832,061 in cash and cash equivalents and ThCh$ 240,683,000 in committed long-term credit lines (ThCh$ 1,187,684,209 and ThCh$ 238,832,000 respectively as of January 1, 2012).

Credit Risk.

The Enersis Group makes a detailed follow-up of credit risk

Trade accounts receivable:

The credit risk corresponding to accounts receivable deriving from business activities has historically been very limited as the short-term nature of the receivables does not allow the accumulation of very significant individual amounts. This applies to both our electricity generation and distribution businesses.

In the electricity generation business in some countries, it is possible to cut off supplies in the event of non-payment, and in almost all the contracts, there is a contract termination clause for events of non-payment. Credit risk is therefore monitored constantly and the maximum amounts exposed to non-payment are measured, although these are limited, as already explained.

In the case of the electricity distribution companies, supplies may be cut off by our companies in the event of non-payment by customers. This is applied in accordance with the current regulations in each country, which facilitates the credit-risk evaluation and control process, which is also limited.

Assets of a financial nature:

Investments of cash surpluses are made with first-class national and international financial entities (with a credit rating equivalent to investment grade) within limits established for each entity.

In selecting banks for investments, only those of investment grade are considered, according to the three principal credit-rating agencies (Moody’s, S&P and Fitch).

Placements may be supported by treasury bonds of the countries where we operate and/or paper issued by first-class banks, preferring the latter in offering the best returns (always in accordance with current investment policies).

The contracting of derivatives is carried out with highly-solvent entities so that all transactions are contracted with entities of investment grade.

Risk Measurement

The Enersis Group measures the Value at Risk (VaR) of its debt and financial-derivatives positions in order to monitor the risk assumed by the Company, thus restricting volatility in its statement of income.

The positions portfolio used in the calculations of the current Value at Risk is comprised of:

Financial debt.

Derivatives for hedging debt, dividends and projects.

The calculated Value at Risk represents the possible loss of value of the above-mentioned positions portfolio over a one-day time horizon with 95% of confidence.

The volatility of the risk variables that affect the value of the positions portfolio has therefore been studied, including:

The US dollar Libor interest rate.

The usual local banking-practices for the different currencies in which our companies operate.

The exchange rates of the different currencies involved in the calculation.

The calculation of VaR is based on generating possible future scenarios (at one day) of market values (both spot and term) for the risk variables, using Bootstrapping methodology. The number of scenarios generated ensures compliance with the simulation convergence criteria. A matrix of volatilities and correlations between the various risk variables calculated from historical price-return values, has been applied to simulate the future price scenario.

Once the price scenarios are obtained, the fair value of the portfolio is calculated using each of the scenarios, obtaining a distribution of possible values at one day. The one-day 95% confidence VaR number is calculated as the 5% percentile of the potential increases in the fair value of the portfolio in one day.

The valuation of the various debt and financial-derivatives positions included in the calculation has been made consistently using the financial capital calculation methodology reported to management.

Taking in consideration the above-mentioned hypotheses, the breakdown for VaR in every mentioned type of position is the following:

Financial Positions	30-09-2013	31-12-2012
	Th Ch$	Th Ch$
Interest Rate	18,925,652	15,933,808
Exchange Rate	5,595,687	2,346,380
Correlation	(766,293)	(468,249)
Total	23,755,046	17,811,939

The Value at Risk positions have evolved during the 2013 period and year 2012 as a function of the start/maturity of the transactions.

Other risks.

As is the usual practice with bank loans and capital market operations, a portion of the financial debt of Enersis and its subsidiary Endesa Chile is subject to cross-default provisions. Should certain defaults not be remedied, they could result in a cross-default and eventually certain liabilities of these companies could become payable on demand.

The non-payment, after any applicable grace period, of the debts of these companies and, in the case of Enersis, and Endesa Chile, with an individual principal amount outstanding in excess of US$ 50 million (or its equivalent in other currencies), and whose overdue amount is also in excess of US$ 50 million, could give rise to a cross-default under syndicated loans. These loan facilities, in the above-mentioned companies, also include provisions with cross-acceleration terms for events other than non-payment such as bankruptcy, insolvency and adverse enforceable judicial sentences, for amounts in excess of US$ 50 million, and expropriation of assets.

Similarly, non-payment, after any given applicable grace period, of any debt of Enersis and Endesa Chile, or any of their Chilean subsidiaries, with principal outstanding in excess of US$ 30 million could potentially give rise to the obligatory accelerated payment of the Yankee bonds.

Finally, in the case of local bonds and credit lines of Enersis and Endesa Chile, prepayment is triggered only as a result of a default of the issuer.

There are no clauses in the loan agreements by which changes in the corporate or debt ratings of these companies by credit-rating agencies could trigger prepayments

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

The following should be mentioned with respect to the more important assets:

Property, plant and equipment are valued at cost, net of their corresponding accumulated depreciation and impairment.  Property, plant and equipment, net of their residual value if applicable, are linearly depreciated by distributing the cost of their different elements over the estimated years of useful life, which is the period during which the companies expect to use them. The useful lives are reviewed periodically.

The goodwill generated in the consolidation represents the excess of the acquisition cost over the Group’s participation in the fair value of the assets and liabilities, including contingent liabilities and non-controller participations in a subsidiary at the time of acquisition. Goodwill is not amortized, but at the close of each accounting period an assessment is made as to whether any impairment has occurred during the period that reduces its recoverable value to an amount below the booked net cost, proceeding in this event to make a timely impairment adjustment (see Note 3.e to the financial statements).

Throughout the fiscal year and in particular at the date of closing, an assessment is made as to any indication of possible loss due to the impairment of any asset. In this event, an estimate of the recoverable amount of the asset is made to determine, if applicable, the amount of the impairment. If this involves identifiable assets that do not generate independent cash flows, the recoverability of the cash generating unit that the asset belongs to is estimated, this being the smallest identifiable group of assets that generate independent cash inflows.

Assets expressed in foreign currency are shown at the exchange rate prevailing at the close of the period.

Notes and accounts receivable from related companies are classified as short and long term according to their maturities. These operations meet equity conditions similar to those prevailing in the market.

In summary, assets are shown valued according to International Financial Reporting Standards, whose criteria are set out in Notes 2 and 3 to the financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
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Title: Chief Executive Officer

Date: October 30, 2013